Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2026 and 2025

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2026	2025	2026	2025
Revenue
Regulated electricity distribution	$417.8	$360.8	$1,096.9	$983.2
Regulated natural gas distribution	68.1	67.6	477.3	423.3
Regulated water reclamation and distribution	131.0	129.9	328.3	323.6
Non-regulated energy sales	7.6	8.4	27.1	28.1
Other revenue	18.0	16.0	49.2	44.7
	642.5	582.7	1,978.8	1,802.9
Expenses
Operating expenses	221.0	207.2	682.4	620.3
Regulated electricity purchased	109.3	96.6	276.2	270.6
Regulated natural gas purchased	17.0	14.4	203.6	144.9
Regulated water production costs	15.8	14.9	40.7	41.1
Other cost of sales	8.6	7.5	22.7	20.0
Depreciation and amortization	107.3	94.7	321.5	297.0
Gain (loss) on foreign exchange	1.9	(2.3)	5.7	15.6
	480.9	433.0	1,552.8	1,409.5
Operating income	161.6	149.7	426.0	393.4
Interest expense (note 6)	(76.6)	(71.7)	(226.3)	(210.9)
Income from long-term investments (note 5)	5.4	6.9	18.1	16.4
Other income (note 4)	6.4	4.7	19.3	16.0
Other net losses (note 12)	(33.7)	(11.3)	(83.2)	(25.5)
Pension and other post-employment non-service recovery (costs) (note 7)	1.1	(1.3)	(1.5)	(1.8)
Gain on derivative financial instruments (note 17 (b) (iii))	—	8.7	—	1.8
	(97.4)	(64.0)	(273.6)	(204.0)
Earnings before income taxes	64.2	85.7	152.4	189.4
Income tax recovery (expense) from continuing operations (note 11)
Current	(0.4)	(12.4)	5.2	(21.9)
Deferred	(21.6)	(14.6)	(58.6)	(31.9)
	(22.0)	(27.0)	(53.4)	(53.8)
Earnings from continuing operations	42.2	58.7	99.0	135.6
Loss from discontinued operations, net of tax (note 18)	(0.6)	(34.8)	(4.0)	(26.7)
Net earnings	41.6	23.9	95.0	108.9
Net effect of non-controlling interests from continuing operations	18.2	15.0	54.6	50.9
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$59.8	$38.9	$149.6	$159.8
Series A and series D preferred share dividend (note 9 (b))	2.8	2.7	8.0	7.9
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$57.0	$36.2	$141.6	$151.9
Basic and diluted net earnings per share from continuing operations (note 13)	$0.07	$0.09	$0.19	$0.23
Basic and diluted net loss per share from discontinued operations (note 13)	$—	$(0.04)	$(0.01)	$(0.03)
Basic and diluted net earnings per share (note 13)	$0.07	$0.05	$0.18	$0.20
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Net earnings	$41.6	$23.9	$95.0	$108.9
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil and $nil (2025 - net of tax expense of $nil and $nil) (note 17 (b) (iii))	(8.6)	(10.9)	(17.0)	37.1
Change in fair value of cash flow hedges, net of tax recovery of $0.1 and $0.4 (2025 - net of tax recovery of $0.2 and $0.7) (note 17 (b) (ii))	35.0	(16.4)	39.7	(39.6)
Change in pension and other post-employment benefits, net of tax recovery of $0.2 and $0.6 (2025 - net of tax recovery of $0.3 and $1.0)	(0.8)	(0.8)	0.9	(3.3)
OCI, net of tax (note 10)	25.6	(28.1)	23.6	(5.8)
Derecognition on sale of the renewable energy business (note 18)	—	—	—	(71.6)
Comprehensive income (loss)	67.2	(4.2)	118.6	31.5
Comprehensive loss attributable to the non-controlling interests	(18.2)	(15.1)	(54.7)	(51.0)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$85.4	$10.9	$173.3	$82.5
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$44.2	$26.0
Trade and other receivables, net (note 3)	359.0	461.3
Fuel and natural gas in storage	41.7	46.6
Supplies and consumables inventory	174.4	179.6
Regulatory assets (note 4)	216.1	205.1
Prepaid expenses	82.5	81.9
Derivative instruments (note 17)	9.9	6.0
Other assets	23.2	148.5
Assets held for sale (note 19)	446.5	467.9
	1,397.5	1,622.9
Property, plant and equipment, net	9,570.0	9,425.6
Intangible assets, net	44.3	41.6
Goodwill	1,251.9	1,253.7
Regulatory assets (note 4)	1,182.8	1,190.8
Long-term investments (note 5)	193.8	207.5
Derivative instruments (note 17)	117.3	77.0
Deferred income taxes	24.3	26.3
Other assets	311.5	290.8
	$14,093.4	$14,136.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$109.4	$129.6
Accrued liabilities	306.8	380.5
Dividends payable	52.6	50.1
Regulatory liabilities (note 4)	66.1	65.8
Long-term debt (note 6)	587.0	359.0
Other long-term liabilities (note 8)	18.4	150.3
Derivative instruments (note 17)	2.5	1.6
Other liabilities	44.2	24.8
Liabilities associated with assets held for sale (note 19)	282.4	293.7
	1,469.4	1,455.4
Long-term debt (note 6)	5,913.3	5,970.5
Regulatory liabilities (note 4)	584.8	584.9
Deferred income taxes	703.5	650.7
Derivative instruments (note 17)	17.7	15.9
Pension and other post-employment benefits obligation	71.1	70.8
Other long-term liabilities (note 8)	342.7	339.7
	7,633.1	7,632.5

Equity:
Preferred shares	184.3	184.3
Common shares (note 9 (a))	7,409.8	7,401.7
Additional paid-in capital	(29.0)	(14.7)
Deficit	(2,967.3)	(2,961.3)
Accumulated other comprehensive income ("AOCI") (note 10)	54.8	31.1
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,652.6	4,641.1
Non-controlling interests
Non-controlling interests - tax equity partnership units	257.1	328.5
Other non-controlling interests	81.2	78.7
	338.3	407.2
Total equity	4,990.9	5,048.3
Commitments and contingencies (note 15)
Subsequent event (note 19)
	$14,093.4	$14,136.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity

For the three months ended September 30, 2026

	Algonquin Power & Utilities Corp. Shareholders
(millions of U.S. dollars)	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2026	$7,409.0	$184.3	$(27.2)	$(2,974.4)	$29.2	$356.3	$4,977.2
Net earnings (loss)	—	—	—	59.8	—	(18.2)	41.6
Regulatory asset attributable to non-controlling interests	—	—	—	—	—	0.1	0.1
OCI	—	—	—	—	25.6	—	25.6
Dividends declared and distributions to non-controlling interests	—	—	—	(53.1)	—	(3.9)	(57.0)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	4.0	4.0
Common shares issued under employee share purchase plan	0.7	—	—	—	—	—	0.7
Share-based compensation	—	—	(5.1)	—	—	—	(5.1)
Common shares issued pursuant to share-based awards	0.1	—	3.3	0.4	—	—	3.8
Balance, September 30, 2026	$7,409.8	$184.3	$(29.0)	$(2,967.3)	$54.8	$338.3	$4,990.9
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

For the three months ended September 30, 2025

	Algonquin Power & Utilities Corp. Shareholders
(millions of U.S. dollars)	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2025	$7,400.1	$184.3	$(19.4)	$(2,915.1)	$32.1	$444.2	$5,126.2
Net earnings (loss)	—	—	—	38.9	—	(15.0)	23.9
OCI	—	—	—	—	(28.0)	(0.1)	(28.1)
Dividends declared and distributions to non-controlling interests	—	—	—	(53.1)	—	1.2	(51.9)
Issuance of common shares under employee share purchase plan	0.7	—	—	—	—	—	0.7
Share-based compensation	—	—	3.5	—	—	—	3.5
Common shares issued pursuant to share-based awards	—	—	(0.1)	—	—	—	(0.1)
Balance, September 30, 2025	$7,400.8	$184.3	$(16.0)	$(2,929.3)	$4.1	$430.3	$5,074.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

For the nine months ended September 30, 2026

	Algonquin Power & Utilities Corp. Shareholders
(millions of U.S. dollars)	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2025	$7,401.7	$184.3	$(14.7)	$(2,961.3)	$31.1	$407.2	$5,048.3
Net earnings (loss)	—	—	—	149.6	—	(54.6)	95.0
Regulatory asset attributable to non-controlling interests	—	—	—	—	—	(3.7)	(3.7)
OCI	—	—	—	—	23.7	(0.1)	23.6
Dividends declared and distributions to non-controlling interests	—	—	—	(158.8)	—	(14.5)	(173.3)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	4.0	4.0
Common shares issued under employee share purchase plan	2.0	—	—	—	—	—	2.0
Share-based compensation	—	—	0.5	—	—	—	0.5
Common shares issued pursuant to share-based awards	6.1	—	(14.8)	3.2	—	—	(5.5)
Balance, September 30, 2026	$7,409.8	$184.3	$(29.0)	$(2,967.3)	$54.8	$338.3	$4,990.9
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

For the nine months ended September 30, 2025

	Algonquin Power & Utilities Corp. Shareholders
(millions of U.S. dollars)	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2024	$7,391.3	$184.3	$(19.2)	$(2,929.9)	$81.4	$1,468.3	$6,176.2
Net earnings (loss)	—	—	—	159.8	—	(50.9)	108.9
OCI	—	—	—	—	(5.7)	(0.1)	(5.8)
Dividends declared and distributions to non-controlling interests	—	—	—	(159.2)	—	(1.4)	(160.6)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6.9	6.9
Derecognition on sale of the renewable energy business	—	—	—	—	(71.6)	(992.5)	(1,064.1)
Common shares issued under employee share purchase plan	3.0	—	—	—	—	—	3.0
Share-based compensation	—	—	9.7	—	—	—	9.7
Common shares issued pursuant to share-based awards	6.5	—	(6.5)	—	—	—	—
Balance, September 30, 2025	$7,400.8	$184.3	$(16.0)	$(2,929.3)	$4.1	$430.3	$5,074.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net earnings	$41.6	$23.9	$95.0	$108.9
Adjustments and items not affecting cash:
Depreciation and amortization	107.3	94.7	321.5	297.0
Deferred taxes	21.6	18.7	58.6	123.6
Initial value and changes in derivative financial instruments, net of amortization	—	(8.6)	—	(9.2)
Share-based compensation	1.2	3.6	5.4	9.3
Cost of equity funds used for construction purposes	(1.3)	(0.3)	(3.2)	(1.2)
Pension and post-employment expense in excess of (lower than) contributions	(0.2)	(4.2)	1.1	(6.9)
Distributions received from equity investments, net of income	0.5	0.9	0.3	3.2
Loss from classification as held for sale (note 19)	8.3	—	8.3	—
Other	11.8	42.6	27.0	11.2
Net change in non-cash operating items (note 16)	(3.0)	(72.7)	(4.1)	(118.3)
	187.8	98.6	509.9	417.6
Financing activities
Increase in long-term debt	75.5	273.3	1,256.2	552.5
Repayments of long-term debt	(101.3)	(188.7)	(1,286.4)	(699.2)
Net change in commercial paper	104.0	33.0	227.0	(138.0)
Repayment of long-term debt on disposition of renewable energy business (note 18)	—	—	—	(1,374.8)
Issuance of common shares, net of costs	0.7	—	2.0	0.8
Cash dividends on common shares	(49.9)	(50.5)	(149.9)	(151.0)
Dividends on preferred shares	—	(2.7)	(5.2)	(7.9)
Contributions from non-controlling interests	4.0	—	4.0	6.9
Distributions to non-controlling interests	(3.4)	—	(12.9)	—
Receipts (payments) upon settlement of derivatives	(0.6)	1.2	(1.2)	(35.4)
Shares surrendered to fund withholding taxes on exercised share options	(0.8)	(0.2)	(4.2)	(0.2)
Net change in other long-term liabilities	4.3	(0.6)	8.9	1.4
	32.5	64.8	38.3	(1,844.9)
Investing activities
Additions to property, plant and equipment and intangible assets	(214.5)	(150.8)	(499.0)	(551.8)
Increase in long-term investments	—	—	—	(4.9)
Decrease in long-term investments (note 5 (a))	1.0	—	1.0	—
Proceeds from divestiture of operating entity	—	—	—	1,973.3
Transaction cost on divestiture of operating entity	—	—	—	(16.1)
(Increase) decrease in other assets	1.7	(7.9)	(11.9)	(18.4)
	(211.8)	(158.7)	(509.9)	1,382.1
Effect of exchange rate differences on cash and restricted cash	(0.7)	(0.6)	(1.2)	0.8
Increase (decrease) in cash, cash equivalents and restricted cash	$7.8	$4.1	$37.1	$(44.4)
Cash, cash equivalents and restricted cash, beginning of period	107.5	82.6	78.2	131.1
Cash, cash equivalents and restricted cash, end of period	$115.3	$86.7	$115.3	$86.7
See accompanying notes to the unaudited interim condensed consolidated financial statements.
Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$(89.5)	$(81.3)	$(237.3)	$(242.1)
Cash received (paid) during the period for income taxes - net (note 11)	$0.8	$(9.4)	$12.7	$78.7
Cash received during the period from distributions from equity investments	$0.8	$—	$2.5	$—
Non-cash financing and investing activities:
Increase (decrease) in accrued capital expenditure	$(1.6)	$0.6	$(28.9)	$155.3
Issuance of common shares under share-based compensation plans	$0.1	$0.7	$6.1	$9.5
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. The Company's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada and Bermuda and, prior to the closing of the sale of the Company's Chilean operations on October 30, 2026, held an interest in a water and wastewater utility system in Chile (see note 19 for additional information regarding the sale of the Company's Chilean operations); and (ii) the Hydro Group, which consists of hydroelectric-generating facilities located in Canada that were not sold as part of the Renewables Sale (as defined below). Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate debt and corporate and shared services that primarily support the Regulated Services Group and the Hydro Group. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, on January 8, 2025, the assets and liabilities of this segment (excluding the Hydro Group) were disposed of, and its net earnings have been reported as discontinued operations (the "discontinued operations") (see note 18).
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2025.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2025.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results; thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN's water and wastewater utility assets' revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN's hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods, flows are heavier.
(c)Discontinued operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding the Hydro Group) to a wholly owned subsidiary of LS Power, which sale was subsequently completed on January 8, 2025 (the "Renewables Sale"). As a result, the renewable energy business (excluding the Hydro Group) has been classified as "discontinued operations".
Unless otherwise noted, the notes to these unaudited interim condensed consolidated financial statements exclude amounts related to discontinued operations for all periods presented. See note 18 for a discussion of discontinued operations related to the disposition of the renewable energy business.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Held for sale
During the third quarter of 2026, the Company classified the assets and liabilities of Liberty Holdings Chile SpA ("Suralis Holdco"), which indirectly held the Company’s approximately 64% ownership interest in Suralis S.A. ("Suralis"), as held for sale following the execution, on August 28, 2026 of an agreement to sell Suralis Holdco. Upon classification, the Disposal Group (as defined in note 19) was measured at the lower of its carrying amount and fair value less costs to sell, and depreciation and amortization of applicable long-lived assets ceased. The disposition does not represent a strategic shift that has or will have a major effect on the Company’s operations and financial results and therefore, does not qualify for discontinued operations presentation. Please refer to note 19 for further details.
(e)Foreign currency translation
AQN's reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
(f)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the unaudited interim condensed consolidated balance sheets that sum to the total of the same amounts shown on the unaudited interim condensed consolidated statements of cash flows:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Cash and cash equivalents	$44.2	$26.0
Restricted cash (included in other assets on the unaudited interim condensed consolidated balance sheets)	59.0	45.5
Cash and cash equivalents included in assets held for sale (note 19)	12.1	6.7
Total cash, cash equivalents and restricted cash	$115.3	$78.2
2.Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
During the third quarter of 2026, there were no recently adopted accounting pronouncements that had a material impact on the Company’s unaudited interim condensed consolidated financial statements.
(b)Recently issued accounting guidance not yet adopted
Management has evaluated all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board through the date these unaudited interim condensed consolidated financial statements were issued. During the third quarter of 2026, there were no newly issued ASUs that are expected to have a material impact on the Company’s unaudited interim condensed consolidated financial statements.
3.Trade and other receivables
Trade and other receivables as of September 30, 2026 include unbilled revenue of $83.5 million (December 31, 2025 - $127.6 million) from the Company's regulated utilities. Trade and other receivables as of September 30, 2026 are presented net of an allowance for doubtful accounts of $41.0 million (December 31, 2025 - $31.1 million).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the applicable regulators of the jurisdictions in which they operate. The applicable regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company's regulated utility operating companies are accounted for under the principles of Accounting Standards Codification ("ASC") Topic 980, Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)
In the third quarter of 2026, the following regulatory proceedings were completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Empire Electric	Missouri	General Rate Case ("GRC")
On November 6, 2024, Empire Electric filed an application seeking a net rate adjustment of $92.1 million based on an ROE of 10.00% and an equity ratio of 53.10%. On February 3, 2025, Staff of the Missouri Public Service Commission ("MPSC") and the Office of the Public Counsel ("OPC") filed motions to dismiss the case. The Company withdrew its tariff sheets on February 26, 2025 and refiled revised tariff sheets on the same day seeking a base rate adjustment of $152.8 million. When considering the rebasing of test year revenues for fuel and purchased power costs and the energy efficiency cost recovery rate, the filing continues to seek a net rate adjustment of $92.1 million. On March 5, 2025, the MPSC suspended the new tariff sheets until January 2, 2026. On April 10, 2025, the MPSC approved a procedural schedule for the case and on April 23, 2025, the Commission extended the true-up period from September 30, 2024 to March 31, 2025. The Company’s final true-up position reflected an annual rate adjustment of approximately $168.0 million, primarily driven by projected higher natural gas costs required to operate its generating units. The MPSC Staff’s position supported an adjustment of about $128.0 million, while OPC recommended no adjustment, citing ongoing billing issues. To resolve these differences, the Company entered into a global non-unanimous stipulation agreement providing for a rate adjustment of $97.0 million, with the potential to earn an additional $13.7 million annually if certain billing and customer service metrics are met. OPC and Consumers Council of Missouri did not join the settlement, and as a result of their objections, a hearing was held during the week of October 13, 2025. During the hearing, settlement terms were presented as position statements from the signatories. On November 5, 2025, the MPSC deliberated on the case and requested amendments to incorporate customer satisfaction performance metrics. The original signatories of the non-unanimous stipulation agreement submitted performance metrics in December 2025. The Commission held an on the record proceeding on January 7, 2026 related to the performance metrics. On January 14, 2026, the Commission issued its Report and Order effective January 24, 2026 approving the settlement agreements which would allow for the $97.0 million to be phased in over 3 years once the performance metrics have been met for three consecutive months. The Company has the opportunity to record up to approximately $13.7 million annually in a regulatory asset, with recovery subject to review in a future rate case. On January 23, 2026, the Office of Public Counsel filed an application for rehearing and request for reconciliation. On February 5, 2026, the Commission issued an order denying the application for rehearing. On February 19, 2026, the Office of Public Counsel filed a Notice of Election to Not Appeal the Commission’s January 14 Report and Order. The Company submitted its third monthly filing stating that it has satisfied the terms of the Supplemental Stipulation for three consecutive months, which, under the Global Agreement, would permit implementation of a change in rates. In that filing, the Company identified limited deviations in each month, consistent with the provisions of the Supplemental Stipulation. On June 26, 2026 the Commission issued an Order scheduling an On-The-Record Proceeding for July 7, 2026 on the sole issue of whether the Company had met the three month performance metrics, and further suspended the tariff sheets until August 3, 2026. On July 15, 2026 the Commission issued an order finding that Empire met the customer service and billing metrics and authorized rates took effect August 3, 2026.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Empire Electric	Kansas	GRC
On December 31, 2025, Empire Electric filed an application to adjust its Kansas retail electric base rates of $15.8 million, or approximately 93.77%. If the Commission approves Empire's request to include the costs of its wind projects, in base rates, then a portion of the adjustment in base rates would be offset by an expected reduction in fuel costs of approximately $3.3 million per year, reducing the proposed adjustment in the residential customer's overall bill to 40.00%. The Company also proposed a three-year phase-in of rates. On May 6, 2026 Staff filed testimony which recommended rate adjustments of approximately $2.8 million in Year 1, $5.7 million in Year 2 and $8.5 million in Year 3. On June 3, 2026, the Company filed its Rebuttal Testimony indicating its revised revenue requirement adjustment is approximately $14.1 million. Additionally, the Company filed rebuttal testimony regarding the inappropriateness of the recommendation of a mandatory phase-in with no deferred revenue regulatory asset. On June 12, 2026 the parties filed a Joint Motion to Approve Unanimous Settlement Agreement which provides for an approximate $8.8 million rate adjustment be phased in over two years, the establishment of a deferred revenue regulatory asset account, and recovery of the Company's investment in its wind projects, along with the right to retain 50.00% of the revenue from the wind project in the first year of the phase-in. On July 21, 2026, the Commission approved the Unanimous Settlement. New rates took effect August 1, 2026.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Regulatory assets
Securitized costs, net	$241.8	$260.0
Deferred capitalized costs	283.0	244.1
Rate adjustment mechanism	237.2	184.5
Fuel and commodity cost adjustments	105.9	116.1
Wildfire mitigation and vegetation management (a)	104.2	139.7
Income taxes	92.5	96.9
Environmental remediation	63.1	72.6
Pension and post-employment benefits	36.7	47.1
Clean energy and other customer programs	36.0	41.9
Property tax deferral mechanism (1)	22.2	18.9
Retired generating plant	12.8	13.4
Asset retirement obligation	13.8	11.5
Rate review costs	10.2	9.9
Cost of removal	7.8	8.7
Other regulatory assets	131.7	130.6
Total regulatory assets	$1,398.9	$1,395.9
Less: current regulatory assets	(216.1)	(205.1)
Non-current regulatory assets	$1,182.8	$1,190.8

Regulatory liabilities
Income taxes	$231.3	$242.5
Cost of removal	206.8	199.5
Pension and post-employment benefits	158.5	161.9
Fuel and commodity cost adjustments	14.6	19.6
Clean energy and other customer programs	8.3	8.7
Rate adjustment mechanism	4.8	1.2
Other regulatory liabilities	26.6	17.3
Total regulatory liabilities	$650.9	$650.7
Less: current regulatory liabilities	(66.1)	(65.8)
Non-current regulatory liabilities	$584.8	$584.9
(1) Property tax deferral mechanism represents actual costs incurred for property taxes in excess of amounts collected in revenue. These costs are expected to be recovered over various periods and are not included in rate base.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three and nine months ended September 30, 2026, the Company recognized $6.4 million and $19.3 million, respectively (2025 - $4.7 million and $16.0 million, respectively) of carrying charges on regulatory balances on the unaudited interim condensed consolidated statements of operations under other income, which was computed using only the debt component of the allowed return.
(a)Wildfire mitigation and vegetation management
During the second quarter of 2026, based on the proposed decision related to the Mountain View Fire the Company recorded a charge of $17.2 million in other net losses.
5.Long-term investments
Long-term investments consist of the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Long-term investments carried at fair value	$2.0	$2.1

Other long-term investments
Tax equity investments (a)	$116.6	$129.0
Equity-method investees	48.3	49.0
San Antonio Water System and other	26.9	27.4
	$191.8	$205.4
Long-term investments	$193.8	$207.5
Income from long-term investments for the three and nine months ended September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Gain on long-term investments carried at fair value
Other	—	0.1	—	0.1
	$—	$0.1	$—	$0.1
Other long-term investments
Tax equity investments (a)	$1.3	$1.2	$3.5	$3.8
Equity-method income	1.2	1.6	3.4	3.7
Interest and other income	2.9	4.0	11.2	8.8
	$5.4	$6.8	$18.1	$16.3
Income from long-term investments	$5.4	$6.9	$18.1	$16.4

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
5.     Long-term investments (continued)
(a)Tax equity investments
During the three and nine months ended September 30, 2026, on the Proportional Amortization Method ("PAM") elected investments, the Company recorded amortization as a component of income tax expense of $3.5 million and $10.9 million, respectively (2025 - $3.6 million and $15.0 million, respectively) as a reduction in the investment. As of September 30, 2026, the PAM-eligible tax equity investments had a carrying value of $95.0 million (December 31, 2025 - $105.9 million).
The remaining tax equity investments are not eligible to be accounted for under the PAM, as the tax benefits from these investments have been previously realized and the remaining benefits are primarily cash distributions. During the three and nine months ended September 30, 2026, the Company recorded distributions of $0.9 million and $1.5 million, respectively (2025 - $1.8 million and $5.3 million, respectively) as a reduction in the investment and income of $0.4 million and $1.2 million, respectively (2025 - $0.4 million and $1.3 million, respectively). On July 31, 2026, the Company sold its investment in Great Bay Solar II with a carrying amount of $1.2 million for cash proceeds of $1.0 million and recorded a loss of $0.2 million in other net losses (note 12(c)). As of September 30, 2026, these tax equity investments had a carrying value of $21.6 million (December 31, 2025 - $23.1 million).
6.Long-term debt
Long-term debt consists of the following:

(millions of U.S. dollars unless otherwise noted)	Weighted average coupon	Maturity	Par value		September 30,	December 31,
Borrowing type					2026	2025
Senior unsecured revolving credit facilities (a)	—	2027-2030	N/A		$—	$4.5
Commercial paper	—	2027	N/A		564.0	337.0
U.S. dollar borrowings
Senior unsecured notes	5.34%	2031-2036		$1,150.0	1,139.0	—
Senior unsecured notes	5.37%	2026		$1,150.0	—	1,147.1
Senior unsecured notes	4.34%	2027-2047		$2,395.0	2,382.9	2,380.7
Senior unsecured utility notes	6.39%	2028-2035		$107.0	112.7	114.0
Senior secured utility bonds (b)	4.81%	2026-2044		$817.9	792.3	819.5
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200.0	139.9	144.8
Senior secured project notes	10.21%	2027	C$	6.0	4.2	6.8
					$5,135.0	$4,954.4
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400.0	$278.3	$288.2
Subordinated unsecured notes	5.76%	2079-2082		$1,100.0	1,087.0	1,086.9
					$6,500.3	$6,329.5
Less: current portion					(587.0)	(359.0)
					$5,913.3	$5,970.5
Short-term obligations of $398.0 million (December 31, 2025 - $1,155.0 million) that are expected to be refinanced on a long-term basis are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
6.Long-term debt (continued)
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
(a)Senior unsecured revolving credit facilities
On September 1, 2026, the Company amended the size of its uncommitted standalone letter of credit facility from $14.6 million to $17.0 million.
(b)Senior secured utility bonds
On September 14, 2026, the Company repaid $7.0 million of senior secured utility bonds.
The following table sets out the bank credit facilities available to AQN and its operating groups:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Revolving and term credit facilities (1)	$1,792.0	$1,850.0
Funds drawn on facilities/commercial paper issued	(564.0)	(341.5)
Letters of credit issued	(36.8)	(34.1)
Liquidity available under the facilities	$1,191.2	$1,474.4
Undrawn portion of uncommitted letter of credit facilities	(1.7)	(62.4)
Cash on hand	44.2	26.0
Total liquidity and capital reserves	$1,233.7	$1,438.0
(1) Amounts as of September 30, 2026 and December 31, 2025 exclude liquidity associated with the Disposal Group (as defined in note 19) classified as held for sale to provide a comparable presentation.
Principal payments due in the next five years and thereafter(1) are as follows:

Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
$984.7	$57.8	$871.6	$882.7	$673.8	$3,083.5	$6,554.1
(1) Excludes amounts associated with the Disposal Group (as defined in note 19), classified as liabilities associated with assets held for sale in the unaudited interim condensed consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
6.Long-term debt (continued)
As of September 30, 2026, the Company has accrued $66.4 million in interest expense (December 31, 2025 - $70.0 million). Total interest expenses recognized for the three and nine months ended September 30, 2026 and 2025 consist of the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Long-term debt	$74.3	$76.5	$231.0	$226.4
Commercial paper, credit facility draws and related fees	6.4	3.7	17.2	12.5
Accretion of fair value adjustments	(1.4)	(1.5)	(4.4)	(4.5)
Allowance for funds used during construction capitalized on regulated property	(1.4)	(1.1)	(3.5)	(4.6)
Other (i)	(1.3)	(5.9)	(14.0)	(18.9)
	$76.6	$71.7	$226.3	$210.9
(i)Other
For the three and nine months ended September 30, 2026, other interest expense includes carrying costs deferred to regulatory assets in accordance with charges of plant-in-service accounting of $3.0 million and $19.8 million, respectively (2025 - $8.9 million and $25.9 million, respectively).
7.Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB"). Service cost is recorded as part of operating expenses, and non-service costs have been recorded outside of operating income in the unaudited interim condensed consolidated statements of operations.

	Pension benefits
	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Service cost	$2.9	$3.1	$9.1	$9.2
Non-service costs
Interest cost	8.5	8.8	25.2	25.2
Expected return on plan assets	(10.1)	(9.4)	(30.2)	(28.0)
Amortization of net actuarial gains	(1.0)	(0.8)	(3.2)	(1.8)
Amortization of prior service credits	(0.4)	(0.3)	(1.0)	(1.0)
Impact of regulatory accounts	2.6	2.6	10.7	6.1
	(0.4)	0.9	1.5	0.5
Net benefit cost	$2.5	$4.0	$10.6	$9.7

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
7.Pension and other post-employment benefits (continued)

	OPEB
	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Service cost	$0.5	$0.4	$1.8	$1.8
Non-service costs
Interest cost	3.0	3.1	8.8	8.8
Expected return on plan assets	(3.1)	(2.8)	(9.3)	(8.3)
Amortization of net actuarial gains	(1.2)	(1.3)	(4.0)	(3.9)
Amortization of prior service credits	—	(0.2)	(0.1)	(0.6)
Impact of regulatory accounts	0.6	1.6	4.6	5.3
	(0.7)	0.4	—	1.3
Net benefit cost	$(0.2)	$0.8	$1.8	$3.1
8.Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Advances in aid of construction	$123.9	$119.3
Environmental remediation obligation (1)	50.5	54.4
Asset retirement obligations (2)	46.3	45.3
Deferred credits and contingent consideration	37.6	37.5
Customer deposits	32.2	32.6
Delayed equity contributions	22.6	21.6
Unamortized investment tax credits	16.9	17.1
Hook-up fees	16.8	11.8
Lease liabilities	5.1	5.2
Contingent liability	3.7	137.7
Other	5.5	7.5
	$361.1	$490.0
Less: current portion	(18.4)	(150.3)
	$342.7	$339.7
(1) For the three and nine months ended September 30, 2026, environmental remediation obligation includes $0.5 million and $2.6 million, respectively, of accretion.
(2) For the three and nine months ended September 30, 2026, asset retirement obligations include $0.4 million and $1.2 million, respectively, of accretion.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
9.Shareholders' capital
(a)Common shares
The number of common shares outstanding is as follows:

	Nine months ended September 30,
	2026	2025
Common shares, beginning of period	768,351,419	767,343,863
Exercise of share-based awards	1,614,131	809,985
Common shares, end of period	769,965,550	768,153,848
(b)Dividends
All dividends of the Company are made on a discretionary basis as determined by the board of directors of the Company. The Company declares and pays the dividends on its common shares in U.S. dollars. Registered holders of common shares can elect to receive the dividends in the Canadian-dollar equivalent amount.
Dividends declared were as follows:

	Three months ended September 30,
	2026				2025
(in millions, except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$50.3		$0.0650		$50.5		$0.0650
Series A preferred shares	C$	2.0	C$	0.4110	C$	2.0	C$	0.4110
Series D preferred shares	C$	1.7	C$	0.4283	C$	1.7	C$	0.4283

	Nine months ended September 30,
	2026				2025
(in millions, except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$150.8		$0.1950		$151.3		$0.1950
Series A preferred shares	C$	5.9	C$	1.2330	C$	5.9	C$	1.2330
Series D preferred shares	C$	5.1	C$	1.2849	C$	5.1	C$	1.2849

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
10.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax, composed of continuing and discontinued operations:

(millions of U.S. dollars)	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2025	$(75.1)	$108.6	$47.9	$81.4
OCI	48.5	(41.4)	14.9	22.0
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(0.3)	7.8	(8.2)	(0.7)
Net current period OCI attributable to shareholders of AQN	$48.2	$(33.6)	$6.7	$21.3
Amounts derecognized on sale of the renewable energy business	(71.6)	—	—	(71.6)
Balance, December 31, 2025	$(98.5)	$75.0	$54.6	$31.1
OCI	(17.0)	50.7	—	33.7
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	—	(11.0)	0.9	(10.1)
Net current period OCI	$(17.0)	$39.7	$0.9	$23.6
OCI attributable to the non-controlling interests	0.1	—	—	0.1
Net current period OCI attributable to shareholders of AQN	$(16.9)	$39.7	$0.9	$23.7
Balance, September 30, 2026	$(115.4)	$114.7	$55.5	$54.8
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and gain (loss) on derivative financial instruments; those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and gain (loss) on derivative financial instruments; while those for pension and post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
11.Income taxes
For the three and nine months ended September 30, 2026, the income tax expense in the unaudited interim condensed consolidated statements of operations represents an effective tax rate different than the Canadian enacted federal statutory income tax rate of 15.0%. The differences are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Canadian federal statutory income tax rate	$9.7	$12.8	$22.9	$28.4
State and local income taxes (primarily Ontario)	0.9	(0.2)	2.3	(6.6)
Foreign tax effects
United States
State income tax	5.7	6.1	13.4	16.4
Rate differential	2.1	3.7	6.3	9.1
Tax impact on hypothetical liquidation at book value income	4.8	3.6	11.8	11.9
Amortization and settlement of excess deferred income tax	(4.1)	(4.0)	(9.3)	(11.3)
Base erosion and anti-abuse tax	1.7	5.2	4.1	10.8
Compensation-related	0.5	—	1.2	—
Tax equity investment under PAM	(0.6)	(0.6)	(1.4)	(1.8)
Non-deductible items	4.6	0.1	4.6	—
Bermuda
Rate differential	(1.8)	—	(4.2)	—
Non-taxable or non-deductible items	—	(1.2)	—	(1.2)
Chile
Rate differential	1.4	0.7	2.5	2.1
Withholding tax	(3.0)	0.4	(2.0)	1.1
Other jurisdictions	—	—	(1.6)	—
Effect of cross-border tax laws
Cross-border finance arrangement	(1.0)	(1.5)	(3.2)	(4.4)
Changes in valuation allowance	2.3	2.9	7.6	11.2
Non-taxable or non-deductible items	(1.2)	(1.0)	(1.6)	(2.9)
Tax basis step-up	—	—	—	(9.0)
Income tax expense	$22.0	$27.0	$53.4	$53.8
The Company's overall deferred tax asset position related to Canadian attributes remained unchanged during the nine months ended September 30, 2026. As of September 30, 2026, it is considered more likely than not that there would not be sufficient taxable income in the future that would allow realization of these deferred tax assets. The Company will continue to monitor this position as at each balance sheet date.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
11.Income taxes (continued)
For the three and nine months ended September 30, 2026, income tax paid (net of refunds) consists of the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Income tax paid (received)
Canada	$1.1	$1.0	$3.5	$3.3
United States	0.6	4.7	—	7.4
United States - sale of federal tax credits	(2.6)	—	(16.0)	(103.2)
Peru	—	—	—	8.6
Other	0.1	3.7	(0.2)	5.2
Total income tax paid (received)	$(0.8)	$9.4	$(12.7)	$(78.7)
12.Other net losses
Other net losses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Mountain View Fire-related costs (a)	$(16.6)	$—	$(33.8)	$—
Restructuring costs (b)	(7.7)	(9.6)	(36.6)	(22.0)
Loss on net assets classified as held for sale (note 19)	(8.3)	—	(8.3)	—
Other miscellaneous costs (c)	(1.1)	(1.7)	(4.5)	(3.5)
	$(33.7)	$(11.3)	$(83.2)	$(25.5)
(a)Mountain View Fire-related costs
During the third quarter for 2026, the Company recorded non-recoverable costs and additional accruals of $16.6 million in connection with the Mountain View Fire.
(b)Restructuring costs
Restructuring costs include one-time costs related to the Company's ongoing simplification and transition to a premium pure-play utility, including severance and fees paid to third-party consultants, as well as certain litigation expenses and other non-recurring items.
(c)Other miscellaneous costs
For the three and nine months ended September 30, 2026, other miscellaneous costs primarily consist of other miscellaneous write-downs, net of miscellaneous gains.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
13.Basic and diluted net earnings per share
Basic and diluted net earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share are computed using the weighted average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the weighted average number of outstanding share options, performance share units, restricted share units and deferred share units outstanding during the period.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted net earnings per share is as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except number of shares and per share amounts)	2026	2025	2026	2025
Net earnings attributable to shareholders of AQN from continuing operations	$60.4	$73.7	$153.6	$186.5
Series A preferred share dividend	1.5	1.4	4.3	4.2
Series D preferred share dividend	1.3	1.3	3.7	3.7
Net earnings attributable to common shareholders of AQN from continuing operations	57.6	71.0	145.6	178.6
Net loss attributable to common shareholders of AQN from discontinued operations	(0.6)	(34.8)	(4.0)	(26.7)
Net earnings attributable to common shareholders of AQN – basic and diluted	$57.0	$36.2	$141.6	$151.9
Weighted average number of shares
Basic	769,953,614	768,226,488	769,480,819	767,986,630
Effect of dilutive securities	3,759,878	4,882,920	3,657,286	4,030,074
Diluted average number of shares	773,713,492	773,109,408	773,138,105	772,016,704
Basic and diluted net earnings per share from continuing operations	$0.07	$0.09	$0.19	$0.23
Basic and diluted net loss per share from discontinued operations	$—	$(0.04)	$(0.01)	$(0.03)
Basic and diluted net earnings per share	$0.07	$0.05	$0.18	$0.20
This calculation of diluted average number of shares for the three and nine months ended September 30, 2026 excludes the potential impact of 4,945,127 and 4,490,961, respectively (2025 - 3,954,964 and 4,118,859, respectively) incremental shares that may become issuable pursuant to outstanding securities of the Company. The quarterly and year-to-date earnings per share amounts are calculated independently and may not sum due to rounding.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information
The Company's operations are organized across two business units consisting of the Regulated Services Group and the Hydro Group.
The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada and Bermuda and, prior to the closing of the sale of the Company's Chilean operations on October 30, 2026, held an interest in a water and wastewater utility system in Chile (see note 19 for additional information regarding the sale of the Company's Chilean operations). The Hydro Group consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Non-operating segments include the corporate activities of the Company, which are reported under the Corporate Group.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity-method gains and losses are included in the operations of the Regulated Services Group. The change in value of investments carried at fair value, and the unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management's evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company's Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker ("CODM"). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Three months ended September 30, 2026
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$616.9	$7.6	$—	$624.5
Other revenue	17.6	0.1	0.3	18.0
Fuel purchased, power purchased, water production and other cost of sales	150.7	—	—	150.7
Net revenue	483.8	7.7	0.3	491.8
Operating expenses	217.7	2.3	1.0	221.0
Depreciation and amortization	105.3	1.8	0.2	107.3
Loss on foreign exchange	1.8	—	0.1	1.9
Operating income	159.0	3.6	(1.0)	161.6
Interest expense	(58.0)	(0.2)	(18.4)	(76.6)
Income from long-term investments	1.8	0.1	3.5	5.4
Other income	6.4	—	—	6.4
Pension and other post-employment non-service recovery	1.1	—	—	1.1
Other net losses (note 12)	(31.8)	—	(1.9)	(33.7)
Earnings (loss) before income taxes	78.5	3.5	(17.8)	64.2
Income tax recovery (expense)	(24.9)	(0.6)	3.5	(22.0)
Net effect of non-controlling interests	19.0	(0.8)	—	18.2
Net earnings (loss) from continuing operations attributable to shareholders	$72.6	$2.1	$(14.3)	$60.4
Capital expenditures	$205.9	$1.6	$—	$207.5
(1) Regulated Services Group revenue includes $9.8 million related to alternative revenue programs for the three months ended September 30, 2026 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Three months ended September 30, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$558.3	$8.4	$—	$566.7
Other revenue	15.5	0.2	0.3	16.0
Fuel purchased, power purchased, water production and other cost of sales	133.4	—	—	133.4
Net revenue	440.4	8.6	0.3	449.3
Operating expenses	205.4	2.7	(0.9)	207.2
Depreciation and amortization	92.5	1.9	0.3	94.7
Loss (gain) on foreign exchange	0.6	—	(2.9)	(2.3)
Operating income	141.9	4.0	3.8	149.7
Interest expense	(36.2)	(0.2)	(35.3)	(71.7)
Income from long-term investments	2.7	—	4.2	6.9
Other income	4.7	—	—	4.7
Pension and other post-employment non-service costs	(1.3)	—	—	(1.3)
Other net gains (losses) (note 12)	(3.8)	0.7	(8.2)	(11.3)
Gain on derivative financial instruments	8.6	—	0.1	8.7
Earnings (loss) before income taxes	116.6	4.5	(35.4)	85.7
Income tax recovery (expense)	(29.0)	(0.2)	2.2	(27.0)
Net effect of non-controlling interests	16.0	(1.0)	—	15.0
Net earnings (loss) from continuing operations attributable to shareholders	$103.6	$3.3	$(33.2)	$73.7
Capital expenditures	$146.8	$1.7	$—	$148.5
(1) Regulated Services Group revenue includes $4.6 million related to alternative revenue programs for the three months ended September 30, 2025 that does not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Nine months ended September 30, 2026
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$1,902.5	$27.1	$—	$1,929.6
Other revenue	47.7	0.3	1.2	49.2
Fuel purchased, power purchased, water production and other cost of sales	543.2	—	—	543.2
Net revenue	1,407.0	27.4	1.2	1,435.6
Operating expenses	672.2	8.4	1.8	682.4
Depreciation and amortization	315.3	5.5	0.7	321.5
Loss (gain) on foreign exchange	7.3	0.1	(1.7)	5.7
Operating income	412.2	13.4	0.4	426.0
Interest expense	(139.9)	(0.5)	(85.9)	(226.3)
Income from long-term investments	7.9	0.1	10.1	18.1
Other income	19.3	—	—	19.3
Pension and other post-employment non-service costs	(1.5)	—	—	(1.5)
Other net losses (note 12)	(65.1)	(0.3)	(17.8)	(83.2)
Earnings (loss) before income taxes	232.9	12.7	(93.2)	152.4
Income tax recovery (expense)	(68.3)	(2.6)	17.5	(53.4)
Net effect of non-controlling interests	57.4	(2.8)	—	54.6
Net earnings (loss) from continuing operations attributable to shareholders	$222.0	$7.3	$(75.7)	$153.6
Capital expenditures	$445.8	$2.6	$—	$448.4
	September 30, 2026
Property, plant and equipment	$9,405.8	$134.6	$29.6	$9,570.0
Investments carried at fair value	2.0	—	—	2.0
Equity-method investees	48.3	—	—	48.3
Total assets (2)	13,259.5	162.2	225.2	13,646.9
(1) Regulated Services Group revenue includes $34.0 million related to alternative revenue programs for the nine months ended September 30, 2026 that does not represent revenue recognized from contracts with customers.
(2) Excludes assets held for sale of $446.5 million.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Nine months ended September 30, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$1,730.1	$28.1	$—	$1,758.2
Other revenue	42.9	0.7	1.1	44.7
Fuel purchased, power purchased, water production and other cost of sales	476.6	—	—	476.6
Net revenue	1,296.4	28.8	1.1	1,326.3
Operating expenses	609.1	8.2	3.0	620.3
Depreciation and amortization	290.8	5.5	0.7	297.0
Loss on foreign exchange	6.4	0.2	9.0	15.6
Operating income (loss)	390.1	14.9	(11.6)	393.4
Interest expense	(105.4)	(0.7)	(104.8)	(210.9)
Income from long-term investments	5.4	0.2	10.8	16.4
Other income	16.0	—	—	16.0
Pension and other post-employment non-service costs	(1.8)	—	—	(1.8)
Other net gains (losses) (note 12)	(14.1)	0.7	(12.1)	(25.5)
Gain (loss) on derivative financial instruments	9.2	—	(7.4)	1.8
Earnings (loss) before income taxes	299.4	15.1	(125.1)	189.4
Income tax recovery (expense)	(82.2)	16.7	11.7	(53.8)
Net effect of non-controlling interests	53.9	(3.0)	—	50.9
Net earnings (loss) from continuing operations attributable to shareholders	$271.1	$28.8	$(113.4)	$186.5
Capital expenditures	$383.2	$2.9	$—	$386.1
	December 31, 2025
Property, plant and equipment	$9,254.3	$141.9	$29.4	$9,425.6
Investments carried at fair value	2.1	—	—	2.1
Equity-method investees	49.0	—	—	49.0
Total assets (2)	13,049.1	171.9	447.3	13,668.3
(1) Regulated Services Group revenue includes $23.3 million related to alternative revenue programs for the nine months ended September 30, 2025 that does not represent revenue recognized from contracts with customers.
(2) Excludes assets held for sale of $467.9 million.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)
AQN operates in the utilities industry in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Revenue
United States	$521.3	$461.4	$1,622.0	$1,450.3
Canada	15.6	16.2	77.8	73.5
Other regions	105.6	105.1	279.0	279.1
	$642.5	$582.7	$1,978.8	$1,802.9
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
15.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN's exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved these 22 lawsuits and is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date previously scheduled for April 15, 2025, was vacated. There are only two non-litigation claims remaining (one brought by the United States Department of Agriculture, and one brought by the Bureau of Land Management). The likelihood of success in these claims is uncertain. Liberty CalPeco is engaged in negotiations in an effort to try and resolve these claims short of litigation. The Company accrued and incurred estimated losses of $178.4 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and WEMA of $71.5 million, which also includes legal expenses and carrying charges. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of the costs recorded to date in the WEMA and $6.7 million of forecasted legal expenses. On June 23, 2026, a proposed decision was issued by the Administrative Law Judge recommending recovery of approximately $58.1 million or 75% of the requested $77.4 million recorded. The proposed decision also recommends recovery over a five-year period, as opposed to Liberty CalPeco's request for a three-year recovery period, and accordingly recommends up to approximately $3.4 million in additional financing costs to cover the longer recovery period. Liberty CalPeco filed comments on the proposed decision in July 2026, and a commission vote on the decision is expected on November 19, 2026. The proposed decision resulted in a $17.2 million expense, which reduced earnings by the same amount. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
15.Commitments and contingencies (continued)
(a)Contingencies (continued)
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley (the "Town") filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court's finding that the Town does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney's fees to Liberty Apple Valley. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review. On August 24, 2026, the California Supreme Court issued its opinion and reversed the Court of Appeal on the applicable standard of review for utility condemnations in California and sustained the Trial Court rulings that the presumptions of public necessity and more necessary public use are rebuttable and Liberty Apple Valley was entitled to present evidence to rebut them at trial. The Supreme Court decision became final on September 23, 2026. The Supreme Court remanded the case to the Court of Appeal to reconsider certain remaining issues under the correct legal standard.
Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, eleven active lawsuits remain as well as other pre-litigation demands that have been asserted against a subsidiary of the Company and third party defendants which seek damages for personal injury and property damage. The Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident. This litigation has been resolved by a Consent Judgment which provides for a $0.03 million civil penalty and confirmation of Lexington asset mapping; the Consent Judgment has been approved by the court and all obligations under it have been satisfied. In addition, the MPSC opened an investigation docket into the Empire District Gas Company's compliance with pipeline safety requirements. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits for personal injury and property damage litigation and claims. The Company has currently accrued and incurred estimated losses of $159.9 million for claims and other costs related to the incident, against which recoveries through insurance of $150.0 million have been recorded, reflecting amounts recovered and expected to be recovered. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.
(b)Commitments
There are no new significant commitments not previously disclosed in the consolidated financial statements as of and for the year ended December 31, 2025.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
16.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Trade and other receivables	$(33.7)	$(69.0)	$99.2	$(59.9)
Fuel and natural gas in storage	(10.0)	(11.3)	4.9	(1.5)
Supplies and consumables inventory	2.6	(1.3)	4.1	(1.5)
Income taxes recoverable	0.4	1.6	1.2	6.2
Prepaid expenses	(27.8)	(32.1)	(1.9)	(20.2)
Accounts payable, accrued liabilities and other	53.4	67.9	(81.4)	18.9
Current income tax liability	1.1	(3.9)	6.7	(9.5)
Net regulatory assets and liabilities	11.0	(24.6)	(36.9)	(50.8)
	$(3.0)	$(72.7)	$(4.1)	$(118.3)
17.Financial instruments
(a)Fair value of financial instruments

(millions of U.S. dollars)
September 30, 2026	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.0	$2.0	$2.0	$—	$—
Contingent consideration	85.9	85.9	—	—	85.9
Derivative instruments:
Interest rate swaps designated as a hedge	127.1	127.1	—	127.1	—
Commodity contracts for regulated operations	0.1	0.1	—	0.1	—
Total derivative instruments	127.2	127.2	—	127.2	—
Total financial assets	$215.1	$215.1	$2.0	$127.2	$85.9
Long-term debt	$5,913.3	$5,706.1	$2,012.3	$3,693.8	$—
Derivative instruments:
Interest rate swaps designated as a hedge	18.8	18.8	—	18.8	—
Commodity contracts for regulated operations	1.4	1.4	—	1.4	—
Total derivative instruments	20.2	20.2	—	20.2	—
Total financial liabilities	$5,933.5	$5,726.3	$2,012.3	$3,714.0	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

(millions of U.S. dollars)
December 31, 2025	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.1	$2.1	$2.1	$—	$—
Other receivables	0.7	0.7	—	0.7	—
Contingent consideration	79.4	79.4	—	—	79.4
Derivative instruments:
Interest rate swaps designated as a hedge	83.0	83.0	—	83.0	—
Total financial assets	$165.2	$165.2	$2.1	$83.7	$79.4
Long-term debt	$5,970.5	$5,975.7	$2,035.8	$3,939.9	$—
Convertible debentures	0.3	0.3	0.3	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	16.7	16.7	—	16.7	—
Commodity contracts for regulated operations	0.8	0.8	—	0.8	—
Total derivative instruments	17.5	17.5	—	17.5	—
Total financial liabilities	$5,988.3	$5,993.5	$2,036.1	$3,957.4	$—
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates the fair value as of September 30, 2026 and December 31, 2025 due to the short-term maturity of these instruments.
The Company's Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company's Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates.
The Company's Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company's Level 3 fair value contingent consideration relates to the earn-out component recognized from the Renewables Sale. The fair value of the contingent consideration was determined using a discounted cash flow approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration were the forward-looking Electric Reliability Council of Texas energy curves used to construct the expected cash flows and the discount rate applied to these cash flows, which was 11%.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives - regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company's strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As of September 30, 2026, the commodity volume, in dekatherms, associated with the above derivative contracts is 2,479,316.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives - regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain subordinated unsecured notes by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

(millions of U.S. dollars)
Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350.0	July 2029	$350.0 subordinated unsecured notes
Cross-currency interest rate swap	C$	400.0	January 2032	C$400.0 subordinated unsecured notes
Forward-starting interest rate swap		$750.0	April 2032	$750.0 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Effective portion of cash flow hedge	$35.0	$(21.3)	$50.7	$(43.5)
Amortization of cash flow hedge	—	5.3	0.1	4.7
Amounts reclassified from AOCI	—	(0.4)	(11.1)	(0.8)
	$35.0	$(16.4)	$39.7	$(39.6)
The Company expects $2.8 million of unrealized losses currently in AOCI to be reclassified, net of taxes, into income from long-term investments, interest expense and gain (loss) on derivative financial instruments, within the next 12 months, as the underlying hedged transactions settle.
(iii)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Other derivatives and risk management (continued)
The effects on the unaudited interim condensed consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Amortization of cash flow hedge	$—	$5.3	$0.1	$4.7
Unrealized gain (loss) on commodity contracts	—	3.4	(0.1)	(2.9)
Gain on derivative financial instruments	$—	$8.7	$—	$1.8
18.Disposition of renewable energy business
On January 8, 2025, the Company completed the Renewables Sale for proceeds of $2,092.8 million after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets.
The Company continues to incur certain closing and transition-related costs associated with the transaction.
The following table presents the results of the discontinued operations, which are included in loss from discontinued operations, net of tax in AQN's unaudited interim condensed consolidated statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Revenue
Non-regulated energy sales	$—	$—	$—	$7.4
	—	—	—	7.4
Operating expenses	—	—	—	8.7
	—	—	—	8.7
Loss from discontinued operations	—	—	—	(1.3)
Income from long-term investments	—	—	—	8.1
Loss on disposition	—	—	—	(0.8)
Other net losses	(0.6)	(36.2)	(4.0)	(43.2)
Loss before income taxes	(0.6)	(36.2)	(4.0)	(37.2)
Income tax recovery	—	1.4	—	10.5
Net loss from discontinued operations attributable to AQN	$(0.6)	$(34.8)	$(4.0)	$(26.7)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
19.Assets held for sale
On August 28, 2026, AQN entered into an agreement to sell its wholly owned subsidiary, Suralis Holdco, which indirectly holds the Company's approximately 64% ownership interest in Chilean water utility Suralis, to a Chilean investment fund managed by Toesca S.A. Administradora General de Fondos (the "Buyer"). Suralis Holdco, together with its subsidiaries and the related assets and liabilities to be disposed of in the transaction, are collectively referred to as the "Disposal Group".
Subsequent to quarter end, on October 30, 2026, the Company completed the sale for cash proceeds of approximately $126.4 million. Of this amount, approximately $12.3 million had previously been received as a deposit upon signing of the agreement on August 28, 2026, and was applied against the purchase price at closing, with the remaining approximately $114.1 million received at closing. Additionally, the Company may receive up to $1.5 million in additional cash consideration, pursuant to a contingent earnout agreement, subject to certain regulatory and other contractual conditions.
During the third quarter of 2026, following the execution of the sale agreement on August 28, 2026, the Company determined that the Disposal Group met the criteria for classification as held for sale. Upon classification as held for sale, the Company measured the Disposal Group at the lower of its carrying value or fair value less costs to sell. The fair value of the Disposal Group was primarily determined based on the purchase price specified in the purchase and sale agreement and was categorized within Level 2 of the fair value hierarchy. As a result, during the three and nine months ended September 30, 2026, the Company recognized a loss of $8.3 million in other net losses with a corresponding valuation allowance against assets held for sale to reflect the Disposal Group at fair value less costs to sell. The assets held for sale and liabilities associated with assets held for sale of the Disposal Group were previously included within the Company's Regulated Services Group reportable segment.

(a)Assets held for sale, net of valuation allowance, and associated liabilities
The following tables present the carrying values of the major classes of assets held for sale, net of the valuation allowance, and liabilities associated with assets held for sale included in the Company’s unaudited interim condensed consolidated balance sheets:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Assets held for sale
Cash and cash equivalents	$12.1	$6.7
Trade and other receivables, net	32.3	33.5
Supplies and consumables inventory	0.3	0.3
Prepaid expenses	7.7	7.3
Other current assets	0.8	1.3
Property, plant and equipment, net	308.5	324.3
Intangible assets, net	30.7	28.1
Goodwill	62.4	66.4
Valuation allowance against assets held for sale	(8.3)	—
Total assets held for sale, net of valuation allowance	$446.5	$467.9

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
19.Assets held for sale (continued)
(a)Assets held for sale, net of valuation allowance, and associated liabilities (continued)

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Liabilities associated with assets held for sale
Accounts payable	$9.1	$15.8
Accrued liabilities	11.7	16.2
Current long-term debt	28.3	5.0
Long-term debt	176.4	198.4
Deferred income tax liability	35.9	38.2
Pension and other post-employment benefits	1.7	1.8
Other long-term liabilities	17.4	18.1
Other liabilities	1.9	0.2
Total liabilities associated with assets held for sale	$282.4	$293.7
The $74.3 million attributable to non-controlling interests remained classified within non-controlling interests in the unaudited interim condensed consolidated statements of equity.
20.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statements presentation adopted in the current period to represent continuing operations.